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                              August 31, 2022

       Donald Wayne
       General Counsel
       Quanta Services, Inc.
       2800 Post Oak Boulevard
       Houston, Texas 77056

                                                        Re: Quanta Services,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed on April 14,
2022
                                                            File No. 001-13831

       Dear Mr. Wayne:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed on April 14, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Chair and CEO roles filled by
a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders.
   2. Please expand upon the role that your Chairman of the Board plays in the leadership of the board. For example,
please enhance your disclosure to address whether or not your
                                                        Chairman of the Board
may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
 Donald Wayne
Quanta Services, Inc.
August 31, 2022
Page 2

             why your board elected to retain direct oversight responsibility for certain risks rather than assign oversight to a board committee;
             the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
             how the board interacts with management to address existing risks and identify significant emerging risks;
             to whom your Chief Compliance Officer reports; and how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



                                                             Sincerely,
FirstName LastNameDonald Wayne
                                                             Division of
Corporation Finance
Comapany NameQuanta Services, Inc.
                                                             Disclosure Review
Program
August 31, 2022 Page 2
cc:       Ryan Maierson
FirstName LastName